(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release

Gildan Activewear Reports Results for the Second Quarter of 2024, Reconfirms its Full Year Guidance and Provides Three-Year Outlook

•Net sales of $862 million
•Operating margin of 16.4%, adjusted operating margin1 of 22.7%
•GAAP diluted EPS of $0.35 and adjusted diluted EPS1 of $0.74
•Cash flow from operations of $140 million and free cash flow1 of $104 million
•Capital returned to shareholders of $182 million during the quarter through dividends and share repurchases
•Company announces a Normal Course Issuer Bid to repurchase up to 10% of the Company's public float
•Company reconfirms its full year 2024 guidance and provides three-year outlook
•Gildan recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights and is included in the inaugural edition of TIME’s World's Most Sustainable Companies

Montreal, Thursday, August 1, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the second quarter ended June 30, 2024. The Company also reconfirmed its Fiscal 2024 guidance.

"I am proud of the Gildan team's ongoing dedication, delivering a solid top line performance in the second quarter with strong adjusted operating margin1 and double-digit adjusted diluted EPS1 growth. Further, I am excited to be back leading the Company as we continue to focus on our Gildan Sustainable Growth Strategy (GSG) and celebrate a significant milestone with our Company's 40th anniversary this year. This is a period of significant opportunity in our industry, and we believe that Gildan's competitive position has never been stronger" said Glenn J. Chamandy, Gildan’s President and CEO. Gildan’s Chairman of the Board, Michael Kneeland, added "Gildan's new directors bring a wealth of expertise and fresh perspectives, and the Board is excited about supporting the Company in this next chapter, working closely with Glenn and the senior team and all stakeholders. Together, we look forward to achieving great success".

Q2 2024 Operating Results
Net sales were $862 million, up 3% over the prior year, at the higher end of previously provided guidance of flat to low single-digit growth. Activewear sales of $737 million, were up 6%, driven by increased activewear shipments reflecting positive POS trends across all channels and geographies, as well as favourable mix driven by higher replenishment of fleece by North American distributors ahead of peak selling season. Furthermore, strong activewear sales in the quarter reflected continued market share gains in key growth categories, including fleece and ring spun products. We also benefited from a positive market response to our recently introduced products featuring key innovation, including our soft cotton technology. Moreover, International sales increased by 7%, as POS trends rebounded across all regions. In the Hosiery and underwear category, sales were down 16% versus the prior year, mainly owing to the phase out of the Under Armour business and to a lesser extent, to unfavourable mix and continued broader market weakness in innerwear. Excluding the impact of the Under Armour phase-out, Hosiery and underwear sales would have been up mid-single digits year over year.

The Company generated gross profit of $262 million, or 30.4% of net sales, versus $217 million, or 25.8% of net sales, in the same period last year representing a 460 basis point improvement which was primarily driven by lower raw material and manufacturing input costs.

SG&A expenses of $124 million included significant charges related to the proxy contest, leadership changes and related matters, totaling $57 million, as detailed in the non-GAAP financial measures section of this press release. Excluding these charges, adjusted SG&A expenses1 were down 15% to $66 million, or 7.7% of net sales, compared to SG&A expenses of $78 million, or 9.3% of net sales for the same period last year. The year over year reduction reflected the significant positive benefit of the jobs credit introduced by Barbados, which was retroactive to January 1, 2024 and totaled $17.2 million in the quarter.

The Company generated operating income of $141 million, or 16.4% of net sales, reflecting the negative impact of the expenses for the proxy contest, leadership changes and other related matters. This compares to $183 million, or 21.7% of net sales last year which included a net insurance gain of $74 million and restructuring charges of $30 million. Adjusted operating income1 was $196 million or 22.7% of net sales, in line with guidance provided and up $57 million or 620 basis points compared to the prior year.

Net financial expenses of $24 million, were up $4 million over the prior year due to higher interest rates. The Company's income tax expense was significantly higher than the prior year, mainly reflecting the impact of the enactment of Global Minimum Tax (GMT) in Canada and Barbados, during the second quarter. This impact was retroactive to January 1, 2024 and the Company's adjusted effective income tax rate1 for the quarter was 27.2% versus 4.8% last year, bringing the year to date adjusted tax rate to approximately 18%, in line with our expectations. Reflecting the positive benefit of a lower outstanding share base, GAAP diluted EPS were $0.35, down 60% versus the prior year, while adjusted diluted EPS1 were $0.74 compared to $0.63 last year, up 17% year over year.

Cash flows from operating activities totaled $140 million, compared to $182 million in the prior year which included the net positive effect of the $74 million insurance gain. After accounting for capital expenditures totaling $36 million, the Company generated approximately $104 million of free cash flow1 (FCF) compared to $126 million in the prior year, after absorbing a cash impact of $40 million in the quarter for the proxy contest, leadership changes and related matters. The Company resumed share repurchases in the final month of the quarter, repurchasing 3.1 million shares and as such, returned a total of $182 million in capital to shareholders including dividends during the second quarter. With the current normal course issuer bid (NCIB) program now approaching expiry this month, our Board of Directors approved a new NCIB program to repurchase up to 10% of the Company's public float over the next twelve months. We ended the second quarter with net debt1 of $1,238 million and a leverage ratio1 of 1.6 times net debt to trailing twelve months adjusted EBITDA1.

Year-to-date Operating Results
Net sales for the first half ended June 30, 2024 were $1,558 million, up 1% versus the same period last year. In Activewear, we generated sales of $1,329 million, up $49 million or 4%, driven by higher shipments reflecting positive POS trends across North American and International markets. Activewear sales also benefited from favourable product mix partly offset by lower net selling prices, primarily in the first quarter. POS trends for the Activewear category have continued to show progressive improvement over the past few quarters. International sales of $123 million were up 4% versus the same period last year, reflecting demand stabilization and some recovery in POS trends. In the Hosiery and underwear category, sales were down 13% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, Hosiery and underwear sales would have been up low-single digits year over year.

The Company generated gross profit of $473 million, up $69 million versus the prior year, driven by the increase in sales and gross margin. Gross margin of 30.4% was up by 420 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.
SG&A expenses were $229 million, $69 million above prior year levels. The increase is mainly attributable to expenses for the proxy contest, leadership changes and other related matters, totaling $76.8 million. Excluding these charges, adjusted SG&A expenses1 were $152 million, or 9.8% of net sales, compared to 10.4% of net sales last year, reflecting the benefit of the jobs credit introduced by Barbados, which was retroactive to January 1, 2024.

The Company generated operating income of $246 million, or 15.8% of net sales, reflecting the negative impact of the expenses for the proxy contest, leadership changes and other related matters. This compares to operating income of $311 million or 20.1% of net sales last year which included the benefit of a $77 million net insurance gain and a $25 million gain from the sale and leaseback of one of our U.S. distribution facilities, partly offset by restructuring costs of $33 million. Excluding these items as well as the expenses for the proxy contest, leadership changes and other related matters, adjusted operating income1 was $321 million or 20.6% of net sales, up $80 million or 500 basis points compared to the prior year.

Net financial expenses of $47 million were up $9 million over the prior year due to higher interest rates. As detailed earlier, income tax expenses were significantly higher than the prior year, due to the enactment of GMT in Canada and Barbados. Reflecting the benefit of a lower outstanding share base, GAAP diluted EPS and adjusted diluted EPS1 were $0.81 and $1.33 respectively, compared to GAAP diluted EPS and adjusted diluted EPS1 of $1.41 and $1.08 respectively, in the prior year.

2024 Outlook
The Company's focus remains on executing the Gildan Sustainable Growth (GSG) strategy initiated in 2022. Substantial progress has been achieved on the three strategic pillars: capacity-driven growth, innovation and ESG. While we are encouraged by the positive demand trends for our products in all our channels in the first half of 2024, the macroeconomic backdrop remains mixed globally, which is driving a generally cautious consumer spending outlook. Nonetheless, we are reiterating our previously provided 2024 guidance, underscoring our confidence in our continued execution against our GSG strategy.

Consequently, for 2024, we continue to expect the following:

•Revenue growth for the full year to be flat to up low-single digits
•Adjusted operating margin1 slightly above the high end of our 18% to 20% target range for 2024
•Capex to come in at approximately 5% of net sales
•Adjusted diluted EPS1 in the range of $2.92 to $3.07, up significantly between 13.5% and 18.5% year over year
•Free cash flow above 2023 levels driven by increased profitability, lower working capital investments and lower capital expenditures than in 2023.

The assumptions underpinning our 2024 guidance include the following:

•The continued improvement in POS trends through the second half of 2024 as well as growth opportunities in all our channels. Our revenue guidance also takes into account the expiration of the Under Armour sock license agreement on March 31, 2024. Excluding the impact of this agreement, full year revenue growth in 2024 would be in the low to mid-single digit range.

•The continued benefit of the refundable jobs credit recently introduced by Barbados, where our Sales and Marketing operations are headquartered. This credit, which became applicable this quarter, was retroactive to January 1, 2024 and flows through SG&A.

•We have incorporated the estimated impact of the recently enacted GMT legislation in Canada and Barbados on our effective tax rate, retroactive to January 1, 2024. The Company's adjusted effective income tax1 rate is expected to be approximately 18% for the full year.

•Given the strength of our balance sheet, our expected strong free cash flow and the renewed NCIB program, the Company plans to continue share repurchases in the second half of 2024, with a revised leverage framework of 1.5x to 2.5x net debt to adjusted EBITDA1.

•Q3 net sales are expected to be flat to up low single digits year over year. Adjusted operating margin is expected to come in above the high end of our 18% to 20% target range for 2024, including the positive benefit of the refundable jobs credit.

Three-year outlook
Assuming no deterioration in the current macroeconomic environment, Gildan is confident that its targeted priorities will position the Company to continue to drive market share gains in key product categories and unlock further opportunities in targeted markets. Accordingly, as we further capitalize on the GSG strategy and pursue a disciplined approach to return capital to shareholders, we believe that the Company is well positioned to deliver strong value for shareholders as reflected in the following three-year outlook for the 2025 to 2027 period:

•Net sales growth at a compound annual growth rate in the mid-single digit range
•Annual adjusted operating margin1 to further improve over the three-year period as compared to 2024
•Capex as a percentage of sales of about 5% per year, on average, to support long-term growth and vertical integration
•Continued share repurchases in line with a leverage framework of 1.5x to 2.5x net debt to adjusted EBITDA1
•Adjusted diluted EPS1 growth at a compound annual growth rate in the mid-teen range

The 2024 outlook as well as the medium-term targets assume no meaningful deterioration from current market conditions including the pricing and inflationary environment, the absence of a significant shift in labour conditions or the competitive environment, and no further deterioration in geopolitical environments. They reflect reasonable industry growth and expected market share gains. They also assume the continued benefit from certain refundable jobs credits. In addition, they reflect Gildan’s expectations as of August 1, 2024 and are subject to significant risks and business uncertainties, including those factors described under “Forward-Looking Statements” in this press release and the annual MD&A for the year ended December 31, 2023.

ESG
On June 18, 2024, Gildan published its 20th ESG report, marking a significant milestone in the Company’s long history of public ESG disclosures. The 2023 report highlights Gildan’s continued progress against key targets, two years into the implementation of our Next Generation ESG strategy and 2030 targets. In addition, the Company has recently been recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights, for the third consecutive year, and is the only company in the Textiles & Clothing Manufacturing peer group to have received this recognition. Furthermore, Gildan has also recently been included in the inaugural edition of TIME’s World's Most Sustainable Companies and is one of only 12 Canadian companies featured on this global list.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.205 per share, payable on September 16, 2024 to shareholders of record as of August 22, 2024. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Renewal of Normal Course Issuer Bid (NCIB)
Gildan received approval from the Toronto Stock Exchange (TSX) to renew its NCIB commencing on August 9, 2024, to purchase for cancellation up to 16,106,155 common shares, representing approximately 10% of Gildan’s “public float” (as such term is defined in the TSX Company Manual) as of July 26, 2024. As of July 26, 2024, Gildan had 162,610,386 common shares issued and outstanding, and a public float of 161,061,552 common shares.

Gildan is authorized to make purchases under the NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX (ADTV) for the six-month period ended June 30, 2024, was 320,839. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 80,209 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six calendar months.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

Under its current NCIB that commenced on August 9, 2023, and will end on August 8, 2024, Gildan is authorized to repurchase for cancellation up to 17,124,249 common shares, representing approximately 10% of Gildan’s public float as of July 31, 2023. Of this amount, Gildan purchased a total of 14,640,845 common shares at a weighted average price of $34.49 as of July 26, 2024. Common shares were purchased through the facilities of the TSX and the NYSE, and through alternative Canadian trading systems.

Gildan will enter into an automatic securities purchase plan (ASPP) with a designated broker in relation to the NCIB shortly after the date hereof and before the commencement date of the NCIB. The ASPP will allow for the purchase of common shares under the NCIB, subject to certain trading parameters, at times when Gildan ordinarily would not be permitted to purchase its common shares due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of the predetermined black-out periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at July 26, 2024, there were 162,610,386 common shares issued and outstanding along with 438,703 stock options and 50,304 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a predetermined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear will hold a conference call to discuss the Company's second quarter 2024 results today at
8:30 AM ET. The conference call can be accessed by dialing (800) 715-9871 (Canada & U.S.) or (646) 307-1963 (international) and entering passcode 5492469#. A replay will be available for 7 days starting at 12:30 PM EST by dialing (800) 770-2030 (Canada & U.S.) or (609) 800-9909 (international) and entering the same passcode. A live audio webcast of the conference call, as well as the replay, will be available at the following link Gildan Q2 2024 audio webcast.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2024, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2024	Q2 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
Net sales	862.2	840.4	2.6%	1,558.0	1,543.3	1.0%
Gross profit	262.0	216.6	21.0%	473.1	404.3	17.0%
Adjusted gross profit(1)	262.0	216.8	20.8%	473.1	401.2	17.9%
SG&A expenses	123.6	78.1	58.3%	228.9	159.9	43.2%
Adjusted SG&A expenses(1)	66.4	78.1	(15.0)%	152.1	159.9	(4.9)%
Gain on sale and leaseback	—	—	n.m.	—	(25.0)	n.m.
Net insurance gains	—	(74.2)	n.m.	—	(74.2)	n.m.
Restructuring and acquisition-related (recovery) costs	(2.9)	30.0	n.m.	(2.1)	32.8	n.m.
Operating income	141.2	182.7	(22.7)%	246.3	310.7	(20.7)%
Adjusted operating income(1)	195.5	138.7	41.0%	321.0	241.2	33.1%
Adjusted EBITDA(1)	232.3	170.3	36.4%	389.4	300.7	29.5%
Financial expenses	24.3	20.7	17.4%	47.0	37.7	24.7%
Income tax expense	58.5	6.7	n.m.	62.2	20.1	n.m.
Adjusted income tax expense(1)	46.5	5.7	n.m.	50.2	9.6	n.m.
Net earnings	58.4	155.3	(62.4)%	137.1	252.9	(45.8)%
Adjusted net earnings(1)	124.7	112.3	11.0%	223.8	193.9	15.4%
Basic EPS	0.35	0.87	(59.8)%	0.81	1.42	(43.0)%
Diluted EPS	0.35	0.87	(59.8)%	0.81	1.41	(42.6)%
Adjusted diluted EPS(1)	0.74	0.63	17.5%	1.33	1.08	23.1%
Gross margin(2)	30.4%	25.8%	4.6 pp	30.4%	26.2%	4.2 pp
Adjusted gross margin(1)	30.4%	25.8%	4.6 pp	30.4%	26.0%	4.4 pp
SG&A expenses as a percentage of net sales(3)	14.3%	9.3%	5.0 pp	14.7%	10.4%	4.3 pp
Adjusted SG&A expenses as a percentage of net sales(1)	7.7%	9.3%	(1.6) pp	9.8%	10.4%	(0.6) pp
Operating margin(4)	16.4%	21.7%	(5.3) pp	15.8%	20.1%	(4.3) pp
Adjusted operating margin(1)	22.7%	16.5%	6.2 pp	20.6%	15.6%	5.0 pp
Cash flows from (used in) operating activities	140.1	181.8	(22.9)%	112.7	2.4	n.m.
Capital expenditures	(36.2)	(56.0)	(35.4)%	(80.2)	(129.9)	(38.2)%
Free cash flow(1)	103.9	126.0	(17.5)%	32.6	(76.2)	n.m.

As at (in $ millions, or otherwise indicated)	Jun 30, 2024	Dec 31, 2023
Inventories	1,110.4	1,089.4
Trade accounts receivable	599.0	412.5
Net debt(1)	1,238.3	993.4
Net debt leverage ratio(1)	1.6	1.5
(1) This is a non-GAAP financial measure or ratio. Please refer to "Non-GAAP Financial Measures" in this press release.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A expenses as a percentage of net sales is defined as SG&A expenses divided by net sales.
(4) Operating margin is defined as operating income divided by net sales.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q2 2024	Q2 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
Activewear	736.6	691.7	6.5%	1,328.7	1,279.6	3.8%
Hosiery and underwear	125.6	148.7	(15.5)%	229.3	263.7	(13.0)%
	862.2	840.4	2.6%	1,558.0	1,543.3	1.0%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2024	Q2 2023	Variation (%)	YTD 2024	YTD 2023	Variation (%)
United States	763.8	745.9	2.4%	1,381.8	1,371.0	0.8%
Canada	27.5	28.1	(2.1)%	52.8	53.8	(1.9)%
International	70.9	66.4	6.8%	123.4	118.5	4.1%
	862.2	840.4	2.6%	1,558.0	1,543.3	1.0%

INCOME TAX EXPENSE AND IMPACT OF GLOBAL MINIMUM TAX (GMT)

(in $ millions)	Q2 2024	Q2 2023	YTD 2024	YTD 2023

Income tax expense:
Tax expense excluding impact of GMT and other items below	7.5	5.7	11.2	9.6
Q1 2024 retroactive impact of GMT	15.5	—	15.5	—
Q2 2024 impact of GMT	23.5	—	23.5	—
Income tax expense relating to restructuring charges and other adjustments	0.5	1.0	0.5	10.5
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	11.5	—	11.5	—
Total income tax expense	58.5	6.7	62.2	20.1
Adjustments for:
Income tax expense relating to restructuring charges and other adjustments	(0.5)	(1.0)	(0.5)	(10.5)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	(11.5)	—	(11.5)	—
Adjusted income tax expense(3)	46.5	5.7	50.2	9.6

Earnings before income taxes	116.9	162.0	199.3	273.0
Adjustments(1)(4)	54.3	(44.0)	74.7	(69.5)
Adjusted earnings before income taxes(3)	171.2	118.0	274.0	203.5

Average effective income tax rate(2)	50.1%	4.1%	31.2%	7.4%
Adjusted effective income tax rate(3)	27.2%	4.8%	18.3%	4.7%
(1) Adjustments are detailed in section entitled "Certain adjustments to non-GAAP measures" in this press release.
(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. Refer to the section "Non-GAAP financial measures and related ratios" in this press release.
(4) Adjustments for the three and six months ended June 30, 2024 of $54.3 million and $74.7 million, respectively, include costs relating to proxy contest and leadership changes and related matters net of restructuring and acquisition-related recoveries. Adjustments for the three and six months ended July 2, 2023 of $44.0 million (gain) and $69.5 million (gain), respectively, include net insurance gains and gain on sale and leaseback partially offset by restructuring and acquisition-related costs.

The increase in the income tax expense and effective tax rate for the six months ended June 30, 2024, compared to the same period last year, is mainly due to the impact of the enactment of the Global Minimum Tax Act in Canada and the enactment of legislation in Barbados introducing certain tax measures in response to the Global implementation of the Pillar Two global minimum Tax regime. More specifically, during the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. In addition, the Company also became subject to the OECD’s Pillar Two global minimum tax regime, effective January 1, 2024, which results in an additional top-up tax levied on the Company’s subsidiaries in Barbados under Barbados’ domestic top-up tax legislation. These events combined to result in an effective tax rate of 15% in Barbados. For the six months ended June 30, 2024, the Company recognized a current tax expense of $39.0 million related to the increase in the Barbados corporate tax rate and the top-up tax on the Company’s earnings in Barbados. In addition the Company recorded a deferred income tax charge of $11.5 million (part of the $12 million in the above table) for the revaluation of deferred tax assets and liabilities in Barbados as a result of the increase in the Barbados corporate tax rate to 9%.

As noted in the above table, the retroactive impact of the GMT for the first quarter of fiscal 2024 has been accounted for in the Company's second quarter results. The Company's adjusted effective income tax rate for the six months ended June 30, 2024 was 18.3%, as noted in the above table, which is in line with the Company's expected adjusted effective income tax rate for the full year.

Non-GAAP financial measures and related ratios
This press release includes references to certain non-GAAP financial measures, as well as non-GAAP ratios as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Certain adjustments to non-GAAP measures
As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related (recovery) costs
Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs is included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. For the three and six months ended June 30, 2024, restructuring and acquisition-related recoveries of $2.9 million and $2.1 million (2023 - $30.0 million costs and $32.8 million costs), respectively, were recognized. Refer to subsection 5.5.5 entitled “Restructuring and acquisition-related (recovery) costs” in our interim MD&A for a detailed discussion of these costs.

Net insurance gains
During fiscal year 2023, the Company recognized net insurance gains of $74.0 million and $77.3 million for the three and six months ended July 2, 2023, respectively, which related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. Net insurance gains related to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment as follows:

–Insurance gains relating to recoveries for business interruption losses for the three and six months ended July 2, 2023 were $74.2 million and were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.
–Net insurance gains and losses relating to recoveries for damaged equipment for the three and six months ended July 2, 2023, were $0.2 million (loss) and $3.1 million (gain), respectively, were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25.0 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company’s then Board of Directors (the “Previous Board”) terminated the Company’s President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, dissenting shareholder Browning West and others initiated an activist campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders (“Annual Meeting”), the Previous Board announced a refreshed Board of Directors (“Refreshed Board”) that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company’s Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West nominees to the Board of Directors (the “New Board”), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During this six month timeline, the Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and the termination of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023) relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West’s legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million.

The total costs relating to these non-recurring events (“Costs relating to proxy contest and leadership changes and related matters”) amounted to $76.8 million for the first six months of 2024, as itemized in the table below and corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Q2 2024	Q2 2023	YTD 2024	YTD 2023

Advisory fees on shareholder matters(1)	18.0	—	33.3	—
Severance and other termination benefits(2)	21.6	—	21.6	—
Compensation expenses relating to Glenn Chamandy’s termination and subsequent reinstatement as President and Chief Executive Officer(3)	7.8	—	8.9	—
Incremental costs relating to the previous Board and refreshed Board(4)	7.4	—	7.4	—
Costs relating to assessing external interests in acquiring the Company(5)	0.5	—	3.0	—
Special retention awards(6)	1.9	—	2.6	—
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during the three and six months ended June 30, 2024 of $18.0 million and $33.3 million, respectively, include:

–$8.6 million and $24.0 million for the three and six months ended June 30, 2024 respectively, of advisory, legal and other fees and expenses related to the proxy contest and shareholder matters that were incurred at the direction of the Previous Board and the Refreshed Board;
–$9.4 million of accrued expenses in the second quarter of 2024 for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 8(c)) of the condensed interim consolidated financial statements for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, just prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses during the second quarter of 2024 totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Salary and other accrued benefits relate to back-pay as part of the reinstatement of Mr. Chamandy by the New Board, including the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during the second quarter of 2024 of $7.8 million ($8.9 million year-to-date), include:

–$1.7 million for backpay and accruals for short-term incentive plan benefits;
–$14.6 million of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy’s 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023);
–$1.3 million ($2.4 million year-to-date) of stock-based compensation expense adjustments relating to Mr. Chamandy’s 2021 LTIP share-based grant which vested in 2024; and
–The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) During fiscal 2024 the Company incurred $7.4 million of incremental costs relating to the Previous Board and Refreshed Board. These charges include $4.8 million for a Directors and Officers run off insurance policy, $0.4 million for special board meeting fee payments, and $2.2 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $0.5 million and $3.0 million for the three and six months ended June 30, 2024, respectively, of expenses related to this matter.

(6) Stock-based compensation relating to special retention awards of $1.9 million in the second quarter of fiscal 2024 ($2.6 million year-to-date). At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net of write-downs, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net earnings	58.4	155.3	137.1	252.9
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.9)	30.0	(2.1)	32.8
Net insurance gains	—	(74.0)	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—
Income tax expense relating to restructuring charges and other items	0.5	1.0	0.5	10.5
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	11.5	—	11.5	—
Adjusted net earnings	124.7	112.3	223.8	193.9
Basic EPS	0.35	0.87	0.81	1.42
Diluted EPS	0.35	0.87	0.81	1.41
Adjusted diluted EPS(1)	0.74	0.63	1.33	1.08
(1) This is a non-GAAP ratio. It is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding.

Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related (recovery) costs, impairment (impairment reversal) of intangible assets, net of write-downs, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other adjustments. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and operating performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company’s Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

(in $ millions)	Q2 2024	Q2 2023	YTD 2024	YTD 2023

Earnings before income taxes	116.9	162.0	199.3	273.0
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.9)	30.0	(2.1)	32.8
Net insurance gains	—	(74.0)	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—
Adjusted earnings before income taxes	171.2	118.0	274.0	203.5

Income tax expense	58.5	6.7	62.2	20.1
Adjustments for:
Income tax expense relating to restructuring charges and other adjustments above	(0.5)	(1.0)	(0.5)	(10.5)
Tax rate changes resulting in the revaluation of deferred income tax assets and liabilities	(11.5)	—	(11.5)	—
Adjusted income tax expense	46.5	5.7	50.2	9.6
Average effective income tax rate(1)	50.1%	4.1%	31.2%	7.4%
Adjusted effective income tax rate(2)	27.2%	4.8%	18.3%	4.7%
(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.
(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Gross profit	262.0	216.6	473.1	404.3
Adjustment for:
Net insurance losses (gains)	—	0.2	—	(3.1)
Adjusted gross profit	262.0	216.8	473.1	401.2
Gross margin	30.4%	25.8%	30.4%	26.2%
Adjusted gross margin(1)	30.4%	25.8%	30.4%	26.0%
(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales
Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses and write-offs that can vary from period to period. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2024	Q2 2023	YTD 2024	YTD 2023

SG&A expenses	123.6	78.1	228.9	159.9
Adjustment for:
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—
Adjusted SG&A expenses	66.4	78.1	152.1	159.9
SG&A expenses as a percentage of net sales	14.3%	9.3%	14.7%	10.4%
Adjusted SG&A expenses as a percentage of net sales(1)	7.7%	9.3%	9.8%	10.4%
(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs, and also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Operating income	141.2	182.7	246.3	310.7
Adjustments for:
Restructuring and acquisition-related (recovery) costs	(2.9)	30.0	(2.1)	32.8
Net insurance gains	—	(74.0)	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—
Adjusted operating income	195.5	138.7	321.0	241.2
Operating margin	16.4%	21.7%	15.8%	20.1%
Adjusted operating margin(1)	22.7%	16.5%	20.6%	15.6%
(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Net earnings	58.4	155.3	137.1	252.9
Restructuring and acquisition-related (recovery) costs	(2.9)	30.0	(2.1)	32.8
Net insurance gains	—	(74.0)	—	(77.3)
Gain on sale and leaseback	—	—	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	57.2	—	76.8	—
Depreciation and amortization	36.8	31.6	68.4	59.5
Financial expenses, net	24.3	20.7	47.0	37.7
Income tax expense	58.5	6.7	62.2	20.1
Adjusted EBITDA	232.3	170.3	389.4	300.7

Free cash flow
Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Q2 2024	Q2 2023	YTD 2024	YTD 2023
Cash flows from (used in) operating activities	140.1	181.8	112.7	2.4
Cash flows from (used in) investing activities	(36.2)	(55.8)	(80.1)	(78.6)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	103.9	126.0	32.6	(76.2)

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Jun 30, 2024	Dec 31, 2023
Long-term debt (including current portion)	1,219.0	985.0
Bank indebtedness	—	—
Lease obligations (including current portion)	109.6	98.1
Total debt	1,328.6	1,083.1
Cash and cash equivalents	(90.3)	(89.6)
Net debt	1,238.3	993.4

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.5 to 2.0 times). The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Jun 30, 2024	Dec 31, 2023
Adjusted EBITDA for the trailing twelve months	763.1	674.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	763.1	674.5
Net debt	1,238.3	993.4
Net debt leverage ratio(1)	1.6	1.5
(1) The Company's total net debt to EBITDA ratio for purposes of its loan and note agreements was 1.8 at June 30, 2024.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, return on adjusted average net assets, net debt to adjusted EBITDA leverage ratios, capital return and capital investments or expenditures, including our financial outlook set forth in this press release under the section “Outlook”. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology.
We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
•our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the prices of raw materials from current levels and energy related inputs used to manufacture and transport our products;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•our reliance on key management and our ability to attract and/or retain key personnel;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•our ability to protect our intellectual property rights;
•operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•rapid developments in artificial intelligence;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release, including our updated financial outlook for the 2024 fiscal year under the section "2024 Outlook", are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Investor inquiries: Jessy Hayem, CFA Vice-President, Head of Investor Relations (514) 744-8511 jhayem@gildan.com	Media inquiries: Genevieve Gosselin Director, Global Communications and Corporate Marketing (514) 343-8814 communications@gildan.com

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